

August 13, 2014

Via E-mail
Sujit Sircar
Chief Financial Officer
iGATE Corporation
100 Somerset Corporate Boulevard
Bridgewater, NJ 08807

   Re: iGATE Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed February 12, 2014
     File No. 000-21755

Dear Mr. Sircar:

   We have reviewed your letter dated July 28, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 15, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

1. We note your response to prior comment 2 and the added disclosure in your Form 10-Q for the quarterly period ended June 30, 2014. Please tell us what consideration you gave to disclosing revenue mix and utilization. Additionally, please tell us what consideration you gave to disclosing trends associated with any of the measures referenced in prior comment 2.

      You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                            Sincerely,

                                            /s/ Patrick Gilmore

                                            Patrick Gilmore
                                            Accounting Branch Chief

cc: <u>Via E-mail</u>
         Jeffrey Friedel
         Senior Vice President – Legal